# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: AutoNation, Inc., CIK 0000350698
CUSIP: 05329W102
Title of class of securities: Common stock, par value $0.01 per share
Address of issuer's principal executive offices: 200 SW 1st Ave, Fort Lauderdale, Florida (FL), 33301
Date of event which requires filing of this statement: 02/06/2026
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Filed by CIK 0001052192
Persons authorized to receive notices and communications: Jeff Shim, Esq., 2365 Carillon Point, Kirkland, Washington (WA), 98033, (425) 889-7900

## Reporting persons
- Cascade Investment, L.L.C. (CIK 0001052192): type of reporting person: other (OO); citizenship or place of organization: Washington (WA); source of funds: working capital (WC); sole voting power 7,062,629; shared voting power 0; sole dispositive power 7,062,629; shared dispositive power 0; aggregate amount beneficially owned 7,062,629 (20.1% of the class)
  Comment: All shares of the common stock, $0.01 par value per share (the "Common Stock") of AutoNation, Inc. (the "Issuer") held by Cascade Investment, L.L.C. ("Cascade") may be deemed to be beneficially owned by William H. Gates III as the sole member of Cascade.
  
  Item 13 is based on 35,200,000 shares of Common Stock outstanding as of December 31, 2025, as reported in Exhibit 99.1 to the Issuer's Form 8-K filed on February 6, 2026.
- William H. Gates III (CIK 0000902012): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: working capital (WC); sole voting power 7,062,629; shared voting power 0; sole dispositive power 7,062,629; shared dispositive power 0; aggregate amount beneficially owned 7,062,629 (20.1% of the class)
  Comment: All shares of the Common Stock of the Issuer held by Cascade may be deemed to be beneficially owned by William H. Gates III as the sole member of Cascade.
  
  Item 13 is based on 35,200,000 shares of Common Stock outstanding as of December 31, 2025, as reported in Exhibit 99.1 to the Issuer's Form 8-K filed on February 6, 2026.

## Item 1. Security and Issuer
Title of class of securities: Common stock, par value $0.01 per share
Name of issuer: AutoNation, Inc.
Address of issuer's principal executive offices: 200 SW 1st Ave, Fort Lauderdale, Florida (FL), 33301
Comment:
Cascade Investment, L.L.C. ("Cascade") and William H. Gates III ("WHG" and together with Cascade, the "Reporting Persons") previously reported their beneficial ownership of the common stock, $0.01 par value per share (the "Common Stock"), of AutoNation, Inc. (the "Issuer") on a Schedule 13G, filed on October 3, 2024.

This Schedule 13D is being filed pursuant to Rule 13d-1(f) of the Act to report that the Reporting Persons' beneficial ownership percentage has increased to exceed 20 percent of the Issuer's shares of Common Stock outstanding. The increase is solely due to a decrease in the number of shares of Common Stock outstanding as a result of the Issuer's share repurchase program, and not as a result of an acquisition of shares by the Reporting Persons.

## Item 2. Identity and Background
Name of person filing: This statement is being filed jointly by Cascade and WHG.
Residence or business address:
The business addresses of the Reporting Persons are as follows:

Cascade - 2365 Carillon Point, Kirkland, WA 98033
WHG - 500 Fifth Avenue North, Seattle, WA 98109
Present principal occupation or employment:
Cascade is a limited liability company organized under the laws of the State of Washington. Cascade is a private investment entity that seeks appreciation of its assets for the benefit of its member. WHG controls Cascade as its sole member. The address of Cascade's principal office is set forth in paragraph (b) of this item.

WHG, a natural person, is Trustee of the Gates Foundation (the "Foundation") and its asset trust. The Foundation is a nonprofit organization fighting poverty, disease, and inequity around the world; its business address is 500 Fifth Avenue North, Seattle, Washington 98109.
Criminal convictions in the last five years: None
Civil proceedings (securities laws) in the last five years: None
Citizenship: WHG is a citizen of the United States of America.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Cascade purchased its shares with working capital.

The number of shares owned by the Reporting Persons has not changed since their last filing on Schedule 13G on October 3, 2024. The increase in percentage of Common Stock owned by the Reporting Persons is due solely to a decrease in the number of Common Stock outstanding as a result of the Issuer's ongoing share repurchase program.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Persons acquired the shares of Common Stock for investment purposes, from working capital.

The Reporting Persons intend to continuously review and evaluate all of their alternatives with respect to their investment in the Issuer and intend to take any and all actions that they deem appropriate with respect to the performance of their investment. This may include decreasing or increasing their ownership interest in the Issuer depending upon subsequent changes to market conditions, developments affecting the Issuer, their general investment policies, or other factors.

Except as set forth herein, the Reporting Persons have no current intention, plan, or proposal with respect to items (a) through (j) of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: See items 11 and 13 of the cover pages to this Schedule 13D for the aggregate number of shares of Common Stock and percentage of Common Stock beneficially owned by each of the Reporting Persons.
Number of shares as to which each person has sole or shared power to vote or dispose: See items 7 through 10 of the cover pages to this Schedule 13D for the number of shares of Common Stock beneficially owned by each of the Reporting Persons as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, and sole or shared power to dispose or to direct the disposition.
Transactions in the class effected during the past sixty days: None.
Other persons with the right to receive dividends or sale proceeds: None.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: None.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 1: Joint Filing Agreement by and between Cascade Investment, L.L.C. and William H. Gates III

## Signatures
- Cascade Investment, L.L.C.: /s/ Alan Heuberger, Alan Heuberger, Attorney-in-fact for, Michael Larson, Business Manager (02/10/2026)
- William H. Gates III: /s/ Alan Heuberger, Alan Heuberger, Attorney-in-fact (02/10/2026)
Comment: Duly authorized under Special Limited Power of Attorney appointing Alan Heuberger attorney-in-fact, dated October 11, 2013, by and on behalf of Michael Larson, filed as Exhibit 99.1 to Amendment No. 9 to Cascade's Schedule 13D with respect to Western Asset/Claymore Inflation-Linked Opportunities & Income Fund on December 11, 2013, SEC File No. 005-81261, and incorporated by reference herein.

Duly authorized under Special Limited Power of Attorney appointing Alan Heuberger attorney-in-fact, dated August 12, 2008, by and on behalf of William H. Gates III, filed as Exhibit 99.2 to Amendment No. 1 to Cascade's Schedule 13D with respect to Otter Tail Corporation on April 15, 2009, SEC File No. 005-06638, and incorporated by reference herein.